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                                                SEC FILE NUMBER
                                                   001-31254
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                                                  CUSIP NUMBER
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


    (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]
                           Form N-SAR [ ] Form N-CSR

         For Period Ended: December 31, 2005
                           -----------------
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

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  Read attached instruction sheet before preparing form. Please print or type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

The BISYS Group, Inc.

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Full Name of Registrant

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Former Name if Applicable

90 Park Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York 10016
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant's Current Report on Form 8-K as filed with the Commission on July 25, 2005, the Registrant has concluded that it is required to restate its financial statements for fiscal years ended June 30, 2004, 2003 and 2002, and the quarters ended December 31 and September 30, 2004 and 2003 and March 31, 2004 (the "Restatement"). Since the previously disclosed Restatement is not yet complete, the Registrant has not been able to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, its Annual Report on Form 10-K for the fiscal year ended June 30, 2005, or its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 with the SEC in a timely fashion and those filings are delinquent as of the date hereof. Also, as a result of the continuing restatement work, the Registrant is unable to file its 10-Q for the quarter ended December 31, 2005 within the prescribed time. While the Registrant, its Audit Committee and its independent auditors are making every effort to complete all necessary work to permit the Registrant to file its quarterly report on Form 10-Q as soon as possible, it will not be in a position to file its Form 10-Q by February 14, 2006, the end of the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Bruce D. Dalziel                  212                  907-6000
         -----------------             ----------           -----------------
             (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s). Yes [ ]   No [X]

Quarterly Report on Form 10-Q for the period ended March 31, 2005. Annual Report on Form 10-K for the year ended June 30, 2005.
Quarterly Report on Form 10-Q for the period ended September 30, 2005.

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                             Yes [ ]   No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending Restatement, the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the Restatement process is not yet complete and is subject to audit and/or review by the Registrant's independent auditors, the Registrant cannot determine if a significant change in results of operations from the corresponding periods of the prior fiscal year will be reported or quantify the extent of any such change at this time. In addition, the Registrant's Education Services and Information Services businesses will be reflected as discontinued operations for the applicable periods in its Form 10-Q for the period ended December 31, 2005, based on the April 2005 sale of Education Services and the currently pending sale of Information Services.

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                              The BISYS Group, Inc.
                -------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date February 10, 2006   By /s/ Bruce D. Dalziel
     -----------------      ----------------------------------------------------
                            Bruce D. Dalziel
                            Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
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